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                                                                      Exhibit 11


Diluted Earnings Per Common Share and
Diluted Average Common Shares Outstanding

     For diluted earnings per common share, net income available to common shareholders can be affected by the conversion of the registrant's convertible preferred stock. Where the effect of this conversion is dilutive, net income available to common shareholders is adjusted by the associated preferred dividends. This adjusted net income is divided by the weighted average number of common shares outstanding for each period plus amounts representing the dilutive effect of stock options outstanding and the dilution resulting from the conversion of the registrant's convertible preferred stock, if applicable. The effect of convertible preferred stock is excluded from the computation of diluted earnings per common share in periods in which the effect would be antidilutive.

     Diluted earnings per common share was determined as follows (shares in thousands, dollars in millions, except per-share information):



                                                                 Year Ended December 31
                                                      --------------------------------------------
                                                           1998           1997           1996
                                                      -------------- -------------- --------------
Average common shares outstanding ...................    1,732,057      1,733,194      1,638,382
Dilutive effect of
 Convertible preferred stock ........................        3,290          3,736          6,158
 Stock options ......................................       40,413         45,242         26,086
                                                         ---------      ---------      ---------
Total dilutive shares ...............................    1,775,760      1,782,172      1,670,626
                                                         =========      =========      =========
Income available to common shareholders .............  $     5,140    $     6,431    $     5,611
Preferred dividends paid on dilutive convertible
   preferred stock ..................................            6              7              9
                                                       -----------    -----------    -----------
Total net income available to common shareholders
   adjusted for dilution ............................  $     5,146    $     6,438    $     5,620
                                                       ===========    ===========    ===========
Diluted earnings per common share ...................  $      2.90    $      3.61    $      3.36
                                                       ===========    ===========    ===========